Exhibit 4.2

Authorized Capital Stock
Our certificate of incorporation authorizes 150,500,000 shares of capital stock, consisting of 500,000 shares of serial convertible preferred stock, without par value, 120,000,000 shares of Common Stock, $0.01 par value per share and 30,000,000 shares of Class B Common Stock, $2.00 par value per share.  As of January 29, 2020, no shares of preferred stock, 58,136,424 shares of Common Stock and no shares of Class B Common Stock were issued and outstanding.  The following is a description of our Preferred Stock.
Preferred Stock

Under our certificate of incorporation, we may issue up to 500,000 shares of serial convertible preferred stock. We currently have no shares of preferred stock outstanding.

Our board of directors has the authority, without further action by the stockholders, to cause the shares of preferred stock to be issued in one or more series from time to time. All shares of preferred stock of all series will be of equal rank and all shares of any particular series will be identical except as to the date or date from which dividends will be cumulative. The shares of preferred stock of different series, subject to applicable law, may vary as to the following rights, preferences, privileges and restrictions:

•	The annual dividend rate for such series and the date from which dividends on all shares of such series issued prior to the record date for the first dividend of such series shall be cumulative;

•	The redemption price or prices for such series;

•	The terms and amount of any sinking fund provided for the purchase or redemption of shares of such series; and

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The conversion, which must be into Common Stock and not Class B Common Stock, participating or other special rights, and the qualifications, limitations or restrictions thereof, if any, of such series.

The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series. Any or all of the rights of the preferred stock may be greater than the rights of the Common Stock. Whenever preferred stock is to be sold under this prospectus, we will file a prospectus supplement relating to that sale which will specify such items.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of Common Stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the Common Stock.

Dividend Rights.  The holders of outstanding shares of each series of preferred stock on the applicable record date shall be entitled to receive, when and as declared by our Board of Directors, dividends at an annual rate for such series, payable quarterly on the 1st day of January, April, July and October in each year.  No dividend shall be declared on any series of preferred stock in respect of any quarter-yearly dividend period unless there shall likewise be declared on all shares of all series of the preferred stock then outstanding, like proportionate dividends, ratably, in proportion to the annual dividend rates fixed therefor in respect of the same quarter-yearly dividend period, to the extent that such shares are entitled to receive such a dividend for that quarter-yearly dividend period.  All such dividends shall be cumulative:

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If issued prior to the record date for the first dividend on the shares of such series, then from the date for the particular series fixed therefor by our Board of Directors at any time prior to the issuance of shares of the particular series;

•	If issued during the period commencing on a record date for a dividend and terminating at the close of the payment date for such dividend, then from such dividend payment date; and

•	Otherwise from the quarter-yearly dividend payment date next preceding the date of issuance of such shares.

This means that unless dividends on all outstanding shares of each series of preferred stock, at the annual dividend rate and from the dates for accumulation thereof fixed as provided above, shall have be paid or declared and set aside for payment for all past quarter-yearly dividend periods, but without interest on cumulative dividends, no dividends shall be paid or declared and no other distribution shall be made on the Common Stock or Class B Common Stock and no Common Stock or Class B Common Stock shall be purchased or otherwise acquired for value by us.

Under the First Lien Credit Facility, the terms of any preferred stock we may issue (Qualified Preferred Stock) are restricted.  Among other restrictions, we are restricted from paying cash dividends on our Qualified Preferred Stock.  However, we may declare and pay regularly scheduled dividends on our Qualified Preferred Stock through (i) the issuance of additional shares of such Qualified Preferred Stock rather than in cash, or (ii) the increase of the liquidation preference of the shares of Qualified Preferred Stock.

Redemption of Preferred Stock.  We may, by action of the Board of Directors, redeem, in whole or in part, any series of preferred stock, at any time and from time to time, by paying, in cash, the redemption price of the shares of the particular series fixed therefor, together with a sum in the case of each share of each series to be so redeemed, computed at the annual dividend rate for the applicable series from the date on which dividends on such shares became cumulative to the date fixed for redemption, less the aggregate of the dividends paid on such shares prior to the date fixed for redemption.  In the case of redemption of less than all of a particular series, we will select by lot or in such other manner as determined by our Board of Directors, the shares to be redeemed.

Under the terms of the First Lien Credit Facility, our Qualified Preferred Stock may not contain any mandatory put, redemption, repayment, sinking fund or other similar provision (other than as a result of the conversion of such Qualified Preferred Stock into Common Stock without any cash payment).

Liquidation Rights.  Before any amount shall be paid to or any assets distributed among the holders of Common Stock or Class B Common Stock upon any liquidation, dissolution or winding up of the Company, and after paying or providing for the payment of all of our creditors, the holders of each series of preferred stock at the time outstanding shall be entitled to be paid, in cash, the amount for the particular series fixed by our Board of Directors, together will all accumulated dividends that have not been paid prior to the date of liquidation.

Conversion Rights.  Each share of preferred stock of any series may, at the option of the holder thereof, be converted into Common Stock at any time prior to the close of business on the 10th day preceding the date fixed for redemption thereof, into the number of shares of Common Stock designated by our Board of Directors at the time of the authorization of such series.

Preemptive Rights.  If we offer the holders of Common Stock any right to subscribe for our stock or other securities, the holders of shares of preferred stock of any series have the right to subscribe for and purchase at the same price and terms as offered to the holders of Common Stock, the number of shares or amount of securities to which they would have been entitled had all of their preferred stock been converted into Common Stock on the record date for such rights.

Other Rights.  So long as any shares of preferred stock of any series are outstanding, we may not, without the consent of the holders of at least two-thirds of the total number of shares of the preferred stock of all series then outstanding:

•	Create or authorize any class of stock ranking prior to the preferred stock or create or authorize any obligation or security convertible into shares of stock of any such class;

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Amend, alter, change or repeal any of the express terms of the preferred stock or of any series of the preferred stock then outstanding in a manner prejudicial to the holders thereof; provided, however, that if any such amendment, alteration, change or repeal would be prejudicial to the holders of one or more, but not all, of the series of the preferred stock at the time outstanding, only such consent of the holders of two-thirds of the total number of shares of all series so affected is required; or

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Issue any shares of any series of preferred stock unless our net earnings available for the payment of dividends on the preferred stock for any twelve consecutive calendar months within the fifteen calendar months immediately preceding the calendar month within which such additional shares of stock shall be issued, shall have been at least two times the dividend requirements for a twelve months’ period upon the entire amount of the preferred stock to be outstanding immediately after such issue.

So long as any shares of preferred stock of any series are outstanding, we may not, without the consent of the holders of at least a majority of the total number of shares of the preferred stock of all series then outstanding, increase the total authorized amount of the preferred stock of all series.